LINUX GOLD CORP.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

March 3, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC  20549

Attention: Mr. Carl Hiller, Branch Chief and Craig Arakawa

Re:	Linux Gold Corp. (“Linux” or the “Company”)
Form 20-F for the fiscal year ended February 28, 2009
Filed September 14, 2009
File No. 000-30084

Dear Sirs:

This letter responds to your letter dated February 18, 2010, commenting on Linux’s financial statements and related disclosures contained in its Form 20 for the fiscal year ended February 28, 2009 filed on September 14, 2009 (“Form 20”).

We are working to complete the required information and anticipate having a complete response to you by mid-March.

Please call me at (604) 278-5996 if you have any questions.

Very truly yours,

Linux Gold Corp.

/s/ John Robertson

John Robertson

President